NEWS RELEASE

Alderon Expands Corporate Presence in Newfoundland & Labrador

September 21st, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

St. John’s, Newfoundland — One of Canada’s leading iron ore development companies has expanded its presence in Newfoundland & Labrador. Alderon Resource Corp. (“Alderon”) today announced the opening of a corporate office in St. John’s as it continues to advance its iron ore project, the Kamistiatusset (“Kami”) Property.

The 100% owned Kami project is located outside Wabush and Labrador City in Western Labrador. Alderon has completed a preliminary economic assessment and announced an iron resource estimate.

“The timing is right to firmly establish Alderon’s presence in Newfoundland & Labrador given the positive results we have seen in our preliminary economic assessment of the Kami project,” said Tayfun Eldem, President and CEO of Alderon. “This is an exciting day for our company as we move into the next phase of development.”

“Our company looks forward to becoming part of the local corporate community and increasing our on-the-ground presence in Labrador,” added Mark Morabito, Executive Chairman of Alderon. “We have assembled an experienced team and are well positioned to move the project through the development stage and into production. We will continue our efforts to include all stakeholders and local service providers as part of our development plan.”

The company currently employs over 20 people in Labrador and is scheduled to open an office in Labrador West this Fall. Further exploration and geotechnical drilling will take place in the coming months. The Kami Project is expected to begin construction in late 2013 and will be a flagship development with the potential to gain global attention for the province’s resource sector.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal and St. John’s. The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonmining.com.

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

Executive Chairman

Vancouver Office	Toronto Office	Montreal Office	St. John’s Office
T: 604-681-8030	T: 416-309-2138	T: 514-989-3135	T: 709-576-5607
F: 604-681-8039	F: 416-861-8165	F: 514-934-4640

E: info@alderonmining.com

www.alderonmining.com

Media Contact:

Gary Norris

Executive Vice President — Government & Community Affairs

Alderon Resource Corp.

Cell: 709.770.2985

E-mail: gnorris@alderonmining.com

For Investor Relations, please call:

Konstantine Tsakumis

1-866-683-8030

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about future exploration of and drilling on the Kami Project, timeline to production and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; the possibility that the testwork may not be demonstrated on a larger scale; the need for permits; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the inability to conclude contracts for rail, port and power infrastructure; disputes with First Nations groups; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010 other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.